Exhibit 99.1

WiMi Hologram Cloud Inc. Announces Resignation and Appointment of Director and Chief Technology Officer

BEIJING, October 8, 2020

WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading AR services provider in China, today announced the resignation of Mr. Chengwei Yi as a director of the Board of Director of the Company (the “Board”) and the Chief Technology Officer of the Company, and the appointment of Mr. Songrui Guo as a director of the Board and the Chief Technology Officer of the Company. On October 7, 2020, Mr. Chengwei Yi delivered his notice to resign from his position as a member of the Board and the Chief Technology Officer of the Company due to personal reasons. The resignation of Mr. Chengwei Yi did not result from any disagreement with the Company.

On October 8, 2020, the Board appointed Mr. Songrui Guo as a director of the Board and the Chief Technology Officer of the Company to fill the vacancy created by Mr. Chengwei Yi’s resignation.

Mr. Songrui Guo has been the vice president of the R&D department of the Company since November 2016. Prior to joining the Company, he was an assistant researcher at the Digital Media Research Institute of Hunan University from 2011 to 2016 and a client-side programmer at Fujian Netdragon Network Technology Co. Ltd. from 2010 to 2011. Mr. Songrui Guo received a bachelor’s degree in mathematics and applied mathematics from Hengyang Normal University in 2007, a master’s degree in software theory from Hunan Normal University in 2010, and a PhD in computer science and technology from Hunan University in 2016.

Mr. Songrui Guo has extensive research, development and project management experience in holographic, mixed reality and augmented reality industries. He also has many years of research experiences in computer image processing, software algorithms, data mining and artificial intelligence. The Company believes that Mr. Guo is well-suited to serve as a director of the Board and the Chief Technology Officer of the Company.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

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